Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Gold Resource Corporation

We consent to the incorporation by reference in registration statement No. 333-171779 on Form S-8 and registration statement No. 333-170101 on Form S-3 of Gold Resource Corporation of our report dated March 13, 2013 with respect to the consolidated balance sheets of Gold Resource Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the three years ended December 31, 2012, which report appears in the annual report on Form 10-K of Gold Resource Corporation for the year ended December 31, 2012.

/s/ StarkSchenkein, LLP
StarkSchenkein, LLP Denver, Colorado March 14, 2013